Exhibit 99.1

YAMANA GOLD - OSISKO MINING ANNOUNCE PARTNERSHIP
--Superior Value for Shareholders--
--Caisse de dépôt et placement du Québec and Canada Pension Plan Investment Board to Invest $550 Million--

TORONTO, ONTARIO, April 2, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana”) and Osisko Mining Corporation (TSX:OSK; Deutsche Boerse:EWX) (“Osisko”) are pleased to announce they have entered into an agreement (“the Agreement”) pursuant to which Yamana will acquire a 50% interest in Osisko’s mining and exploration assets for C$441.5 million in cash and 95.7 million common shares of Yamana having an aggregate value of C$929.6 million (the “Yamana Consideration”).  Upon implementation of the Agreement, each outstanding Common share of Osisko will be exchanged for (i) C$2.194 in cash, (ii) 0.2119 of a Yamana common share, and (iii) a new common share of Osisko.

The value of the interest in the Yamana share is C$2.06 (based on the closing price of the Yamana shares on the Toronto Stock Exchange as of April 1st, 2014), and the ascribed value of the new common share of Osisko is C$3.35, for an aggregate of cash and the implied share value equal to C$7.60(1) for each currently outstanding Common share of Osisko.

Under the Agreement, Yamana will become an equal partner in all of Osisko’s mining and exploration assets.  Osisko will continue to operate the Canadian Malartic Mine and all other projects under the guidance of a joint operating committee, and will also maintain its head office in Montreal.  Yamana and Osisko will be hosting a joint conference call today at 10:00 a.m. ET to discuss the transaction and the new partnership (details for the call provided below).

The Agreement will be effected by way of a statutory plan of arrangement (the “Arrangement”, as described below).  Osisko shareholders will receive, in exchange for their common shares a combination of cash, Yamana common shares, and new common share of Osisko, which collectively have an aggregate implied value of C$7.60 for each outstanding Osisko common share(1).

Under the terms of the Arrangement , Osisko will transfer all of its rights, titles and interests in its mining assets, including the Canadian Malartic Mine and its advanced and greenfield exploration properties to one or more general partnerships (the “General Partnerships”). Yamana will then acquire a 50% interest in the units of each of the General Partnerships in exchange for the Yamana Consideration.

1.
This assumes current Osisko Common shares outstanding of 439.8 million plus an additional 12 million Osisko Common shares to be issued upon the agreed conversion of the convertible debenture.  Further this assumes that all other remaining convertible securities are not exercised but instead are exchanged pursuant to the Arrangement for convertible securities which are exercisable into common shares in the capital of new Osisko.  The $3.348 per new Osisko share is implied from the value paid by Yamana for their 50% interest in the Partnerships and retention of certain balance sheet items.

NEWS RELEASE

The aggregate value of C$7.60 per Common share represents a premium of approximately (i) 10% over Osisko’s closing price as of April 1st, 2014, and (ii) 22% to the Goldcorp offer of C$6.21 (based on the closing price of the Goldcorp common shares on April 1st, 2014).

Osisko retains an additional 2% royalty on all General Partnership projects other than Canadian Malartic.

Osisko has also entered into binding commitment agreements with CPPIB Credit Investments Inc. (“CPPIB”), a wholly-owned subsidiary of CPP Investment Board for an increase under its existing credit facility (the “Credit Facility”) and with La Caisse de dépôt et placement du Québec (“La Caisse”) for the sale of a gold stream (the “Gold Stream Agreement”) on the Canadian Malartic Mine. The Gold Stream Agreement and the increase in the Credit Facility provide additional funding to Osisko of an aggregate of C$550 million.  Together with cash consideration from Yamana, these investments generate approximately C$1 billion in cash to be distributed to Osisko shareholders.

The Canadian Malartic General Partnership will enter into the Gold Stream Agreement related to 37,500 ounces of gold per annum with La Caisse in return for a deposit of C$275 million.  The Gold Stream Agreement includes a repurchase and put clause and provides La Caisse with a guaranted minimum return of 8% (in the event the put right is exercised).  The Gold Stream Agreement has a transfer price of 42% of the spot gold price.  Osisko’s CPPIB credit facility of C$150 million will be transferred to the Canadian Malartic General Partnership and increased by C$275 million, with an interest rate of 7.625%, providing a total of C$425 million of debt to finance the transaction.

CPPIB, a lender to and security holder of Osisko, is supporting the transaction by making a binding commitment to advance a C$275 million loan and to roll over its existing C$150 million loan, providing a total of C$425 million of debt to finance the transaction.

In connection with the transaction, La Caisse and Investissement Québec will each exercise their right to convert their respective C$37.5 million debentures into six million shares of Osisko (12 million shares total) prior to the implementation of the Agreement.

This partnership provides Yamana with significant production growth, an improved consolidated cost structure, enhanced generation of cash flow and an expanded future project pipeline.  It will also provide entry into one of the world’s best mining jurisdictions without the level of risk generally associated with new jurisdictions given that as part of the agreement, Osisko management will continue to be the operators of the Canadian Malartic mine through a joint operating committee.

NEWS RELEASE

Peter Marrone, Chairman and Chief Executive Officer of Yamana stated: “This transaction provides an entry into a new world-class North American jurisdiction with an immediate increase in production and improvement to our already low-cost structure, in addition to the significant and immediate positive impact to our current and future cash flow generation.  This remains consistent with our stated objectives of focusing on top and bottom line growth and balancing production and costs to preserve margin and enhance cash flow generation capacity.  This approach provides the best available opportunity for Yamana to gain access and exposure to a high quality asset with the least risk balanced with immediate growth and the potential for further value enhancement.

“The transaction provides Osisko shareholders fair value for their existing shares and allows them to retain direct exposure through new Osisko shares to the robust and substantive value of Canadian Malartic, as well as the significant value represented in the other exploration and development projects in the Osisko asset portfolio and more diversified exposure through Yamana shares.  Management will remain the same with their head office in Montreal, providing further support for Osisko to continue to be a successful and formidable player in the Canadian and more particularly Québec gold mining landscape.

“We believe the combination of Osisko mine management, with their extensive experience, and our management’s experience on large open pit operations creates an opportunity for operational synergies and enables continued operating success at Canadian Malartic with the potential to be further enhanced.  This combined expertise will also create value as other projects are advanced through the project pipeline.

“This transaction is accretive to Yamana across a range of key metrics.  In particular, we are very impressed by the proven cash flow and free cash flow generation capacity of Canadian Malartic for both Yamana and the new Osisko.  We believe this transaction provides the best opportunity for both Yamana and Osisko shareholders to realize significant immediate and future value generation.”

Osisko’s Board Unanimously Recommends the Arrangement

Osisko’s board of directors has unanimously determined that the Arrangement is in the best interests of Osisko and its shareholders and will recommend that Osisko shareholders vote in favour of the Arrangement. Shareholders, including the directors and senior officers of Osisko, holding in aggregate over 5% of the issued and outstanding Common shares of Osisko, have entered into voting agreements with Yamana, pursuant to which they have agreed to vote their shares in favour of the Arrangement.

NEWS RELEASE

Sean Roosen, President and Chief Executive Officer of Osisko stated:  “We are extremely pleased today to announce this partnership with Yamana Gold.  Since the middle of January our shareholders have been subjected to a low-value hostile offer.  Today’s announcement brings significantly greater value to our shareholders.  It also provides shareholders with a certainty of their ability to continue participating in the future upside of our very strong free cash flowing Canadian Malartic mine;  the ability to continue benefitting from further exploration and development at the mine site, with the underground potential at Canadian Malartic and Barnat, the Amphi deposit, the Western Porphyry deposit and the new Odyssey discovery; and the ability to continue to participate in our very strong growth portfolio:  the Upper Beaver deposit, Hammond Reef, the Canadian Kirkland deposit, the Bidgood deposit, the Upper Canada deposit, Pandora, and Guerrero.  Our partnership with Yamana will also provide 50% of the future funding for new exploration and development of these projects, reducing risk for our shareholders.

“We have worked carefully and diligently over the past two months to bring this deal to shareholders today.  Osisko will continue to follow its ideals and principles, with our primary objective being to maximize shareholder value as we work to grow the free cash flow from our assets and return benefits to Osisko’s owners through the planned implementation in 2014 of a significant dividend program, all the while striving to add value at the drill bit with new discoveries.”

Osisko to Hold Special Meeting of Shareholders

The Arrangement will be carried out by way of a statutory plan of arrangement pursuant to the Canada Business Corporations Act and must be approved by the Superior Court of Quebec and the affirmative vote of Osisko’s shareholders and optionholders voting together at a special meeting to be held by Osisko not later than May 20th, 2014. At the special meeting, the Arrangement will require approval of Osisko shareholders and optionholders voting together holding at least 66 2/3% of the common shares, voting in person or by proxy.

The Gold Stream Agreement and the CPPIB Credit Facility are subject to a number of conditions, including due diligence, the closing of the Arrangement and the execution of definitive documentation.

In addition to securityholder approval, the closing of the Arrangement is subject to a number of conditions, including the execution of definitive documentation in respect of the Gold Stream and the CPPIB Credit Facility and the receipt of court and all necessary regulatory or exchange approvals. The Arrangement is not subject to due diligence, or Yamana shareholder approval, and is supported by committed financing.

NEWS RELEASE

The Arrangement is expected to close by May 30th, 2014, following receipt of all shareholder and court, regulatory and exchange approvals.

Pursuant to the terms of the Arrangement, Osisko is subject to customary non-solicitation covenants. In the event a superior proposal is made to Osisko, Yamana has a 5 business day right to match such proposal, and under certain circumstances in the event Osisko’s board of directors changes its recommendation or terminates the Arrangement, Osisko has agreed to pay termination fees totaling C$70 million. In certain other circumstances where the transaction is not completed, Osisko has agreed to reimburse Yamana’s expenses in the amount of C$10 million for its costs.

Yamana has engaged Canaccord Genuity Corp. as its financial advisor and Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal advisors in connection with the Arrangement.  Yamana has also engaged National Bank Financial to provide an opinion as to the fairness of the transaction from a financial point of view to the Yamana shareholders.

Osisko has engaged BMO Capital Markets and Maxit Capital LP as its financial advisors and Bennett Jones LLP and Stikeman Elliott LLP as its legal advisors in connection with the Arrangement.

Conference Call Information

Yamana and Osisko will host a conference call on Wednesday, April 2, 2014 at 10:00 a.m. ET, where Osisko and Yamana senior management will discuss the partnership details.

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-695-6616
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 1835855
Toronto Local and International:	905-694-9451	Passcode 1835855

The conference call replay will be available from 1:00 p.m. ET on April 2, 2014 until 11:59 p.m. ET on April 16, 2014.

NEWS RELEASE

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

About Osisko

Osisko Mining Corporation operates the Canadian Malartic Gold Mine in Malartic, Québec and is pursuing exploration on a number of properties, notably in Québec, Ontario and Mexico.

About Caisse de dépôt et placement du Québec

La Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans.  As of December 31, 2013, it held $200 billion in net assets.  As one of Canada’s leading institutional fund managers, La Caisse invests in major financial markets, private equity, infrastructure and real estate, globally.  For more information: www.lacaisse.com.

About CPPIB

Canada Pension Plan Investment Board (“CPPIB”) is a professional investment management organization that invests the funds not needed by the Canada Pension Plan (“CPP”) to pay current benefits on behalf of 18 million Canadian contributors and beneficiaries. In order to build a diversified portfolio of CPP assets, CPPIB invests in public equities, private equities, real estate, infrastructure and fixed income instruments. Headquartered in Toronto, with offices in London, Hong Kong, New York and São Paulo, CPPIB is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. At December 31, 2013, the CPP Fund totalled C$201.5 billion. For more information about CPPIB, please visit www.cppib.com.

NEWS RELEASE

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the closing of the Arrangement and the related transactions, the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.